[DECHERT LLP LETTERHEAD]

July 2, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Russell Investment Company (on behalf of Russell U.S. Defensive Equity Fund (currently known as “Russell U.S. Quantitative Fund”))

Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 pursuant to Rule 488 of the Securities Act of 1933, as amended, for Russell Investment Company (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Russell U.S. Defensive Equity Fund (currently known as “Russell U.S. Quantitative Fund”), a series of the Registrant, will acquire all of the assets of Russell U.S. Value Fund, a series of the Registrant, in exchange for shares of Russell U.S. Defensive Equity Fund and the assumption by Russell U.S. Defensive Equity Fund of the liabilities of Russell U.S. Value Fund.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 617.728.7134 or John V. O’Hanlon at 617.728.7111.

Sincerely,

/s/ Stephen R. Ferrara
Stephen R. Ferrara

Attachments

cc:	Mary Beth Rhoden, Esq.
John V. O’Hanlon, Esq.